Exhibit 99.1

RIO ALTO MINING LIMITED

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2013

March 28, 2014

TABLE OF CONTENTS

INTRODUCTION	1
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	1
GLOSSARY OF TERMS	3
PRELIMINARY NOTES	7
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT OF THE BUSINESS	12
DESCRIPTION OF THE BUSINESS	15
LA ARENA PROJECT	16
RISK FACTORS	25
DIVIDENDS	32
CAPITAL STRUCTURE	33
MARKET FOR SECURITIES	33
DIRECTORS AND OFFICERS	36
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENTS AND REGISTRARS	42
MATERIAL CONTRACTS	42
INTERESTS OF EXPERTS	42
ADDITIONAL INFORMATION	43
SCHEDULE A	44

INTRODUCTION

This is the Annual Information Form for Rio Alto Mining Limited (“Rio Alto” or the “Company”) dated as at March 28, 2014. Unless otherwise indicated, information in this Annual Information Form is provided as of December 31, 2013.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", “propose”, "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this Annual Information Form and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this Annual Information Form contains forward-looking statements, pertaining to the following:

  capital expenditure programs and cash flow estimates;

  development of mineral resources and reserves;

  treatment under governmental regulatory and taxation regimes and other governmental financial regimes;

  expenditures to be made by the Company to meet certain work commitments;

  work plans to be conducted by the Company;

  the production of gold and copper from the Company’s La Arena mineral project.

With respect to forward-looking statements listed above and contained in this Annual Information Form, the Company has made assumptions regarding, among other things:

  the legislative and regulatory environment;

  the impact of increasing competition;

  unpredictable changes to the market prices for gold, copper and other metals;

  that costs related to development and operation of mine properties remain consistent with historical experiences;

  anticipated results of exploration, development and production activities.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

  uncertainties regarding regulatory, taxation and other governmental financial regimes;

  volatility in the market prices for mineral products and metals;

  uncertainties associated with estimating resources and reserves;

  geological, technical, drilling and processing problems;

  liabilities and risks, including environmental liabilities and risks, inherent in the mining and mineral exploration business;

  fluctuations in currency and interest rates;

  incorrect assessments of the value of acquisitions;

  unanticipated results of exploration activities;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  unanticipated community relations problems; and

  unpredictable weather conditions.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of these risk factors set forth above.

The Corporation has included the above summary of assumptions and risks related to forward-looking statements provided in this Annual Information Form in order to provide investors with a more complete perspective on the Corporation’s current and future operations and such information may not be appropriate for other purposes.

Additional information on these and other factors is available in the reports filed by the Company with Canadian securities regulators at www.sedar.com or with the Edgar filing system at www.sec.gov in the United States.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this AIF, or the MD&A disclosure incorporated by reference herein, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. The Company undertakes no obligation to publicly update or revise any forward-looking information in this AIF or the MD&A disclosure incorporated by reference herein whether as a result of new information, future events or otherwise, except as required by law.

GLOSSARY OF TERMS

In this Annual Information Form, the terms set forth below have the meanings indicated:

“2010 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Coffey Mining on the La Arena Project on behalf of the Company with an effective date of July 31, 2010;

“2011 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Kirk Mining Consultants on the La Arena Project on behalf of the Company with an effective date of September 30, 2011;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c.B-15, as amended, including all regulations promulgated thereunder;

“Affiliate” means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(c)	a company controlled by that Person, or

(d)	an Affiliate of that Person or an Affiliate of any company controlled by that Person;

“assay” is an analysis to determine the amount or proportion of the element of interest contained within a sample;

“Associate” when used to indicate a relationship with a Person, means:

(e)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(f)	any partner of the Person,

(g)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(h)	in the case of a Person, who is an individual:

	(i)	that Person’s spouse or child, or

	(ii)	any relative of the Person or of his spouse who has the same residence as that Person;

but

(i)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member Company or holding company of a Member Company, then such determination shall be determinative of their relations in the application of Rule D with respect to that Member firm, Member Company or holding company;

“CDN” means Canadian Dollars;

“Coffey Mining” means Coffey Mining Pty Ltd.;

“Common Shares” means the common shares in the capital of the Company;

“concentrate” is a processed product containing valuable ore mineral from which most of the waste mineral has been removed;

“contained ounces” represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process;

“Company” or “Rio Alto” means Rio Alto Mining Limited;

“concession” is that portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface;

“crushing” means the breaking of ore from the size delivered from the mine into smaller more uniform fragments;

“cut-off grade” is the minimum metal grade at which material can be economically mined and processed at designated metal sale prices and is used in the calculation of ore reserves;

“December 2013 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Mining Plus Peru SAC on the La Arena Project on behalf of the Company with an effective date of December 31, 2013;

“development” is work carried out for the purpose of opening up a mineral deposit. In an open pit mine this includes the removal of overburden or waste rock. In an underground mine this includes shaft sinking, ramping, crosscutting, drifting and raising;

“dilution” is sub-economic material unavoidably included with mined ore, lowering the overall mined grade;

“doré” is unrefined gold and silver bullion bars that will be refined into almost pure metal;

“drift” is a horizontal or near horizontal tunnel driven within or alongside an ore body and aligned parallel to the long dimension of the ore;

“drilling” generally consists of core drilling, reverse circulation drilling, conventional rotary drilling and in-fill drilling. “Core drilling” is a drilling method that uses a rotating barrel and an annular-shaped, diamond impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected for examination. “Reverse circulation” drilling is a drilling method that uses a rotating cutting bit within a double-walled drill pipe that produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the pipe for examination. “Conventional rotary” is a drilling method that produces rock chips similar to reverse circulation drilling, except that the sample is collected using a single-walled pipe. Air or water circulates down the center of the pipe and returns chips to the surface around the outside of the pipe. “In-fill” drilling is the collection of additional samples between existing samples used to provide more geologic detail and provide more closely-spaced assay data;

“EDGAR” is the Electronic Data Gathering, Analysis, and Retrieval system of the U.S. Securities and Exchange Commission (SEC) available at www.sec.gov;

“Effective Date” means the date of this Annual Information Form, March 28, 2013;

“exploration” is prospecting, sampling, mapping, drilling and other work involved in locating the presence of potentially economic mineral deposits and establishing the nature, shape and grade of such deposits;

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste;

“g/t” means grams per tonne;

“g/t Au” means grams per tonne gold;

“Gold Prepayment Facility” means the facility entered into between the Company and Red Kite dated October 15, 2010, as amended;

“grade” is the amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals;

“grinding (milling)” is powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing;

“g/t Ag” means grams per tonne silver;

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“January 2013 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Kirk Mining Consultants on the La Arena Project on behalf of the Company with an effective date of January 1, 2013;

“Kirk Mining Consultants” means Kirk Mining Consultants Pty Ltd;

“La Arena” means La Arena S.A., a Company incorporated under the laws of the country of Peru;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Project” means the mineral rights and interests to explore and exploit minerals from approximately 20,673 hectares consisting of the mining concessions held by La Arena which host the La Arena Gold Oxide Mine and Phase II;

“La Arena Sulphide Project” or (“Phase II”) means the copper-gold sulphide project located within the La Arena Project;

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mexican Silver Guernsey” means Mexican Silver Mines (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey, a wholly-owned subsidiary of the Company;

“Mineral Reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

“Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

“mining concessions” means the 39 mining concessions held by La Arena under Peruvian law;

“MP Peru SAC” means Mining Plus Peru SAC;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators;

“NYSE” means New York Stock Exchange;

“open pit mine” is a mine where materials are removed from a working that is open to the surface;

“ore” is rock containing metallic or non-metallic minerals that can be mined and processed at a profit;

“ore body” is a sufficiently large amount of ore that is contiguous and can be mined economically;

“oxide ore” is mineralized rock in which some of the original materials have been oxidized. Oxidization tends to make ore more amenable to cyanide solutions so that minute particles of gold will be dissolved;

“probable mineral reserve” is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“Qualified Person” means a “qualified person” as defined in NI 43-101;

“recovery rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as the percentage of the material recovered compared to the total material originally present;

“Red Kite” means Red Kite Explorer Trust;

“refining” is the final stage of metal production in which impurities are removed from semi-processed metal;

“Rio Alto Peru” means Rio Alto S.A.C., a Company incorporated under the laws of the country of Peru, a wholly-owned subsidiary of the Company;

“SEDAR” is the System for Electronic Document Analysis and Retrieval for all Canadian public companies operated by the Canadian Securities Administrators (CSA) available at www.sedar.com;

“TSXV” means the TSX Venture Exchange;

“TSX” means the Toronto Stock Exchange;

“USD” means United States dollars. All amounts are in USD except where otherwise defined; and

“Yamobamba” means Empresa de Energia Yamobamba S.A.C. a wholly-owned subsidiary of La Arena.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in United States dollars, except where otherwise indicated.

PRELIMINARY NOTES

Abbreviations and Conversions

In this Annual Information Form, the following abbreviations and conversions are used:

Abbreviations

Au	Gold
Ag	Silver
Cu	Copper

Conversions

To convert from	To	Multiply by
Troy ounces	Grams	31.10348
Troy ounces per short ton	Grams per tonne	34.28600
Pounds	Tonnes	0.00045
Tons	Tonnes	0.90718
Tonnes	Pounds	2,204.6
Part per million (ppm)	Grams	1.0
Feet	Meters	0.30480
Miles	Kilometres	1.6093
Acres	Hectares	0.40468

Scientific and Technical Information

Scientific or technical information in this Annual Information Form related to the La Arena Project, Peru (see December 2013 Technical Report, a copy of which is available at www.sedar.com and www.sec.gov), is based on information prepared by Enrique Garay, M Sc. P. Geo. (MAIG) of Rio Alto Mining Ltd., Ian Dreyer B.App.Sc. (Geo), MAusIMM (CP) of MIC S.A.C., Marek Mroczek, P. Eng. of Mining Plus, Greg Lane, FAusIMM of Ausenco, Mark E. Smith, M Sc, PE, GE, RM(SME), D GE(AGP) of RRD International Corp, Linton Kirk, B E(Min), FAusIMM(CP) of Kirk Mining Consultants and Chris Kaye, B E(Chem) FAusIMM, MQes. Each of Messrs. Garay, Dreyer, Mroczek, Lane, Smith, Kirk and Kaye is a “Qualified Person” as defined in NI 43-101. The December 2013 Technical Report has been prepared in accordance with NI 43-101.

The exploration programs described in this Annual Information Form are prepared and/or designed and carried out under the supervision of Mr. Enrique Garay, M Sc, P. Geo. (AIG Member), Vice President Geology of Rio Alto. The scientific and technical information in this Annual Information Form has been updated with current information where applicable.

The scientific and technical information regarding the La Arena Project included in this Annual Information Form has been reviewed and verified by Mr. Garay, who is a Qualified Person, for the purpose of this Annual Information, as defined by NI 43-101.

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and

Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on November 27, 2010.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form and the documents incorporated by reference have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included in this Annual Information Form and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and information with respect to mineralization and Mineral Reserves and Mineral Resources contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms ‘‘Measured Resources’’, ‘‘Indicated Resources’’ and ‘‘Inferred Resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The requirements of NI 43-101 for identification of “reserves’” are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. U.S. investors should also understand that “Inferred Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, disclosure must not be made of the results of an economic analysis that include “Inferred Resources”, except in certain cases. Disclosure of “contained ounces” in a Mineral Resource is a permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part of a “Measured Resource” or “Indicated Resource” will ever be converted into a “reserve”. It cannot be assumed that all or any parts of “Inferred Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category.

Documents Incorporated by Reference

The following document is incorporated by reference into this Annual Information Form:

  the December 2013 Technical Report.

A copy of this document is available under the Company’s SEDAR profile at www.sedar.com and on Form 40F under the Company’s EDGAR profile at www.sec.gov, respectively.

CORPORATE STRUCTURE

Name, Address and Inter-Corporate Relations

The Company’s head office is at 1950, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. Its principal business office is Calle Esquilache 371, Oficina 1402, San Isidro, Lima 27 Peru and its registered office is located at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

The Company’s name is Rio Alto Mining Limited and it is incorporated under the ABCA. The following paragraphs describe amendments to the Company’s articles and constating documents since it was originally incorporated in 1987.

The Company was incorporated as "Waterford Resources Inc." pursuant to the Company Act (British Columbia) on April 3, 1987. By an Altered Memorandum, as altered by a special resolution passed on May 28, 1992, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of four old common shares for one new common share and the name of the Company was changed to "Premier Minerals Ltd.". A Certificate of Change of Name was issued on June 2, 1993, with respect to the name change to "Premier Minerals Ltd.". By an Altered Memorandum, as altered by a special resolution passed on March 20, 2000, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of two old common shares for one new common share and the name of the Company was changed to "Premier Diamond Corp.". A Certificate of Change of Name was issued on March 2, 2001, with respect to the name change to "Premier Diamond Corp.". On June 24, 2005, the Company was transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia). On May 7, 2007 Premier Diamond Corp. was continued from the Province of British Columbia into the Province of Alberta and changed its name to Mexican Silver Mines Ltd.

On June 25, 2009, the Company acquired all of the securities of Rio Alto and on July 24, 2009, completed an amalgamation whereby its name was changed to "Rio Alto Mining Limited".

On September 29, 2010, the shareholders of the Company revised the articles of the Company to permit the holding of shareholders’ meetings in Lima, Peru.

Inter-company Relationships

Currently and as at December 31, 2013, the Company has three direct wholly-owned subsidiaries and two indirectly held wholly-owned subsidiaries: Rio Alto S.A.C., incorporated under the laws of Peru, Mexican Silver (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey, Rio Alto Insurance Ltd, a company incorporated under the laws of Barbados. Mexican Silver (Guernsey) Limited holds all of the issued and outstanding securities of La Arena S.A. and, in turn, La Arena S.A. holds all of the issued and outstanding securities of Empresa de Energía Yamobamba SAC, companies incorporated under the laws of Peru. A corporate organization chart showing the relationships between the companies is shown below.

Notes:

(1)

99.99% of the issued and outstanding securities of La Arena S. A., being 144,631,084 shares, are owned by the Company. The remaining 1 share of issued capital being owned and held in trust by Jaime Soldi for the benefit of the Company.

(2)

99.99% of the issued and outstanding of the Empresa de Energía Yamobamba, being 2,100,999 shares, are owned by La Arena S.A. The remaining 1 share of issued capital is owned and held in trust by Jaime Soldi for the benefit of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years. The financial year end of the Company was changed from May 31 to December 31 in November 2011, with the financial year ended December 31, 2011 being a seven month period commencing June 1, 2011.

Seven-month financial year Ended December 31, 2011

On June 15, 2011, the Company announced further assay results from eighteen reverse circulation drilling holes within the Calaorco Pit in the La Arena Gold Oxide Mine. See “La Arena Project - Drilling”.

On July 20, 2011, the Company filed an independently prepared mine closure plan with Peruvian authorities. The plan will require the posting of a bond or other satisfactory security of approximately $3.2 million within the first twelve days of the calendar year after the plan was approved. The closure plan was prepared by a Peruvian government approved engineering firm and estimated that the cost of closing and remediating the mine would be approximately $34.7 million consisting of $12.4 million of progressive closure costs during the 7th and 8th years of the mine life; $17.1 million of closure costs to occur in the 9th year of the mine life and $5.2 million of post-closure monitoring costs for five years after the mine.

Daniel Kenney’s term as a director of the Company ended on September 29, 2011, not having stood for re-election as a director at the shareholders’ meeting held on that date.

On October 21, 2011, the Company completed definitive documentation for a $25 million increase in the Gold Prepayment Facility with Red Kite and concurrently drew down the full amount available under the Gold Prepayment Facility. Settlement of the $25 million increase in the Gold Prepayment Facility will be by delivery of 24,512 notional ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. The Company may prepay gold ounces remaining to be delivered under the Gold Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, the Company has granted Red Kite a charge over substantially all of the Company’s assets. The Company paid cash fees for arranging the financing of $750,000, for deferral of deliveries of $312,500 and a $100,000 fee for the waiver of certain conditions in the Gold Prepayment Facility.

On November 8, 2011, the board of directors resolved to change the Company's financial year-end to December 31 from May 31. This change will align the consolidated accounts with those of La Arena, which under Peruvian law has a calendar year-end, and will result in Rio Alto providing its continuous disclosure information on a more comparable basis with most other mining companies.

Financial year ended December 31, 2012

On January 5, 2012, the Company announced updated mineral resource estimates for the La Arena Project. The updated oxide mineral resource estimate is limited to the Calaorco and Ethel deposits plus a zone of oxide material containing 300ppm – 1000ppm copper to the east of Calaorco. The updated mineral resource estimate for the La Arena sulphide project incorporates an additional 3,879 meters of diamond drilling and 21,904 meters of reverse circulation drilling when compared to the previous resource estimate provided in the 2010 Technical Report. Detailed results can be found in the 2011 Technical Report and is also discussed in more details under “La Arena Project” section below.

On January 23, 2012, the Company announced the appointment of Alex Black as Chief Executive Officer and Victor Gobitz as Chief Operating Officer. On February 17, 2012, the Company filed the 2011 Technical Report. The Company moved from the TSXV to the TSX and from the “junior sector” to the “senior sector” of the Bolsa de Valores de Lima and the Company’s Common Shares began trading on the TSX effective February 24, 2012.

On July 30, 2012, Empresa de Energia Yamobamba was incorporated and is constructing a power distribution network in Peru to service La Arena and possibly others in the immediate area.

On September 17, 2012, the Company entered into a letter of intent (“LOI”) with Duran Ventures Inc. (“Duran”) that sets out the basic terms and conditions whereby Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property and a 65% interest in Duran’s Ichuña Copper-Silver Property. The LOI also provides for a $750,000 equity investment by Rio Alto in Duran.

On October 2, 2012, the Company incorporated Rio Alto Insurance Ltd. as a captive insurance company. The purpose of the captive is to partially insure various risks at La Arena and Yamobamba.

On December 21, 2012, the Company commenced trading on the New York Stock Exchange under the ticker symbol “RIOM”.

Financial Year Ended December 31, 2013

On January 11, 2013, the Company announced that its La Arena Gold Mine had produced 201,113 ounces of gold in 2012.

On January 24, 2013, the Company and Duran entered into an Option and Joint Venture Agreement (the “Duran Agreement”) in respect of the Minasnioc and Ichuna properties.

On February 13, 2013, the Company completed a non-brokered private placement with Santa Barbara, purchasing 2,500,000 common shares of Santa Barbara at a purchase price of $0.08CDN per share, for total proceeds of $200,000CDN. The common shares are subject to a hold period in Canada, expiring on June 14, 2013.

On February 7, 2013, the Company signed a non-binding letter of intent (“LOI”) with Santa Barbara Resources Limited (“Santa Barbara”). The Company will have the option to acquire up to 51% interest in the Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500,000 in expenditures at a minimum rate of $1,500,000 a year and by paying Santa Barbara $250,000 on signing the LOI, as well as $500,000 not later than at the 51% option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision. The Company will pay Santa Barbara an additional $500,000 to Santa Barbara upon its acquisition of the 15% interest.

On February 25, 2013, the Company announced that its 2013 gold production was anticipated to be in the range of 190,000 to 210,000 ounces.

On March 6, 2013, the Company announced that it had intersected 78 meters of 1.34 grams per tonne gold at La Colorada.

On April 16, 2013, the Company announced that it had increased mineral reserves and resources at La Arena, effective January 1, 2013. The updated oxide mineral resource estimate in the January 2013 Technical Report was:

  122.0 million tonnes grading 0.42 g/t gold in the measured and indicated categories containing 1,658,000 ounces of gold, which after mining 295,018 ounces during the September 30, 2011 to December 31, 2012 period represents an increase of 174,000 gold ounces (12%) from the oxide mineral resource estimate in the 2011 Technical Report.

  5.4 million tonnes grading 0.37 g/t gold in the inferred category containing 65,000 ounces of gold representing a decrease of 25,000 gold ounces from the oxide mineral resource estimate in the 2011 Technical Report.

The updated sulphide mineral resource estimate was:

  561.7 million tonnes grading 0.30% copper per tonne and 0.21 g/t gold in the indicated category containing 3,746 million pounds of copper and 3.83 million ounces of gold representing an increase of 1,739 million pounds of copper (87%) and 1,407,000 gold ounces (58%) from the indicated sulphide mineral resource estimate in the 2011 Technical Report.

  32.5 million tonnes grading 0.19% copper per tonne and 0.11 g/t gold in the inferred category containing 137 million pounds of copper and 0.116 million ounces of gold representing a decrease of 1,997 million pounds of copper and 1,959,000 gold ounces from the inferred sulphide mineral resource estimate in the 2011 Technical Report.

On June 3, 2013, the Company announced Victor Gobitz stepped down from the role of Chief Operating Officer of the Company, effective June 30, 2013. Mr. Gobitz retained his position as a member of the Board of Directors. The Company also announced the appointment of Augusto Chung to the role of Project Director – La Arena Phase II.

Effective June 24, 2013, the Company and Santa Barbara entered into an Option and Joint Venture Agreement with respect to the Sancos property.

On October 23, 2013, the Company announced the appointment of Eduardo de Mola to the role of Chief Operating Officer.

Subsequent to the year ended December 31, 2013

On January 6, 2014, the Company announced it that it has received formal notification from the General Bureau of Environmental Affairs (DGAA) of the Ministry of Energy and Mines (MEM) of Peru Directorial Resolution N° 515-2013-MEM/AAM dated December 27, 2013, by which it approves modifications to the current Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted. A feasibility study underway on the Company’s Phase II copper/gold sulphide project is currently scheduled for completion in Q2 2014. Study work is focused on maximizing future financial returns from the project and keeping start-up capital costs as low as practicably possible.

On January 20, 2014, the Company terminated the Option and Joint Venture Agreement with Santa Barbara in respect of the Sancos property.

On January 21, 2014, the Company announced it produced a record 214,742 ounces of gold in 2013.

On February 24, 2014, the Company announced increased oxide reserves of 1.08 million ounces of gold, comprising 78.2 million tonnes at an average grade of 0.43 g/t gold, effective December 31, 2013. The Company anticipates production of 190,000 to 210,000 ounces of gold in 2014, roughly the same as for the year ended December 31, 2013. Adjusted operating costs for 2014 are forecasted to be in the range of $625 to $700 per ounce of gold sold. For 2014 all-in sustaining costs – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $825 to $900 per ounce and all-in costs within a range of $1,000 to $1,100 per ounce for the year.

On March 11, 2014, the Company and Duran amended the Duran Agreement to modify the expiration date of the Series A Warrants from March 28, 2014 to December 31, 2014 and to terminate the Ichuna Option.

On March 28, 2014, the Company filed the La Arena Project, Peru Technical Report (NI 43-101) (the “December 2013 Technical Report”) on SEDAR and EDGAR. As a result the Company anticipates production of 200,000 to 220,000 ounces of gold in 2014.

Significant Acquisitions

The Company did not have any significant acquisitions during the year ended December 31, 2013.

DESCRIPTION OF THE BUSINESS

General Information

The Company’s main business is the mining, production and sale of gold from the La Arena Gold Oxide Mine. Revenue from the sale of gold amounted to $284.6 million or 99.8% for 2013 and $316.2 million (99.9%) for 2012.

The Company is also engaged in exploration and development of mineral properties with its current focus on the further development of the La Arena Project, which is discussed in below.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for (i) the acquisition of attractive mineral properties; (ii) qualified service providers and labour; and (iii) equipment and suppliers. The ability of the Company to acquire gold and other mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and development. See "Risk Factors - Competition".

Employees

As at December 31, 2013, the Company and its subsidiaries had a total of 747 employees and 1,000 people hired through subcontractors.

Social and Environmental Protection Policies

The current and future operations of the Company, including development and mining activities, are subject to extensive federal, provincial and local laws and regulations governing environmental protection, including protection and remediation of the environment and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.

The Company has assisted members of the communities directly affected by the planned development of the La Arena Gold mineral project by:

  helping them to establish a company, Consorcio La Arena SA, that acts as a hiring agent for the provision of skilled and unskilled workers to the project development;

  completed the design of a new school and completed its construction;

  providing a service to bus children to school;

  assisted people to establish several small business initiatives;

  providing medical services; and

  providing various training programs, such as, safety training and driver education.

The Company has 18 full-time employees in charge of co-ordinating community relations.

Peruvian legislation includes a comprehensive system of laws and regulations designed to protect the environment and the country’s culture heritage. The Company engages consultants as needed and has 7 full-time employees to ensure compliance with such Peruvian legislation.

LA ARENA PROJECT

A more complete description of the La Arena Project may be found within the December 2013 Technical Report, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the December 2013 Technical Report. Portions of the following information are based on assumptions, qualifications and procedures, which are set out in the December 2013 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the December 2013 Technical Report as applicable. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the December 2013 Technical Report, which is available electronically at www.sedar.com and www.sec.gov.

The summary of La Arena Project set out below has been extracted from the summary section of the December 2013 Technical Report that was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on March 28, 2014, and which is incorporated by reference herein. The December 2013 Technical Report was prepared on behalf of the Company in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the December 2013 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the December 2013 Technical Report as applicable. The information included or incorporated by reference herein is based on assumptions, qualifications and procedures which are set out in the December 2013 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the December 2013 Technical Report.

Property Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

Ownership

The La Arena copper and gold deposit was discovered in December 1994 and in January 1995 Cambior initially staked a 1,800 hectares claim group. Since 1994 Cambior, and later Iamgold, staked additional claims to a total of 20,673 hectares.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To effect the sale 44 mining concessions totalling 20,673 hectares were transferred by Iamgold to a new Peruvian company, La Arena S.A. and these concessions are fully owned and registered to La Arena S.A.

In addition to the La Arena Project, the property includes several prospects such as Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida.

Rio Alto obtained the right to acquire La Arena S.A. pursuant to the terms of an Option and Earn-in Right Purchase Agreement dated June 15, 2009 among Iamgold Quebec Management Inc., a wholly-owned subsidiary of Iamgold, La Arena S.A. and Rio Alto.

On February 9, 2011 Rio Alto exercised its option and acquired 100% of La Arena Project upon payment of the exercise price of US$49 million cash.

Geology and Mineralization

The La Arena (Au, and Cu-Au) project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena project contains gold oxide mineralization which is predominantly of an Epithermal High Sulphidation style, hosted in oxidized sandstone within the Chimu Formation. Oxide intrusive has been included as resource in this update due to positive results from recent metallurgical test work. Also, a colluvium deposit close to the Calaorco Open Pit has also been included in the resource.

More exposure of high grade Au “feeder” or Tilsa style structures has been evident in the Calaorco Open Pit in 2013 and thus these structures have been domained and incorporated into the updated gold oxide resource estimate. These structures are narrow ductile zones that strike along the general Andean trend and have variable sub-vertical dips. Very high gold grades are encountered in these structures.

The Cu-Au-(Mo) sulphide mineralization is a porphyry type, which is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry Cu-Au-(Mo) outcrops to the east from Calaorco and Ethel zones. The style of mineralization is typically porphyritic. There are at least four stages of intrusion. The intrusive rocks vary from dacitic to andesitic; they are differentiated by texture and composition.

In the upper portion of the porphyry, pyrophyllite has been identified, overprinted by sericitic alteration (fine muscovite), which is pervasive. This characteristic indicates that the porphyry and the epithermal events are likely to be genetically related. Alteration is zoned both vertically and laterally with strong argillic alteration (kaolinite) occuring from 10 to 50 m depth. Pervasive phyllic alteration (muscovite-quartz-pyrite) occurs below this zone. At depths below 700 m strong potassic alteration (secondary biotite-magnetite-chlorite, K-feldspar) occurs. This alteration is overprinted by sericitic alteration. Propylitic alteration occurs only in barren Andesitic Dykes.

There has been no significant change in understanding, drilling, or modelling of the Cu-Au sulphide deposit in 2013. The contact of the intrusive with the sandstone has been remodelled and re-blocked at finer cell sizes than in 2013, although grades have not been re-estimated.

Status of Exploration

Exploration at La Arena on and near the Gold Oxide Project in 2013 has concentrated on:

Mapping and drilling (141 holes for 2,456m) of Colluvium immediately east of the Calaorco Open Pit, which has defined an additional moderate sized oxide resource.

Definition drilling of the Astrid gold oxide deposit (9 holes for 1,874m) which has defined a very small additional oxide resource and reserve.

Drilling definition in the southern extension of the Ethel gold oxide deposit (6 holes for 1,800 m) defined additional oxide resource, this drilling identified primary sulphide mineralization at depth, which is associated with the root of epithermal mineralization. This target will be drilled in 2014.

Exploration on the La Arena exploration leases, away from the gold oxide project in 2013 has concentrated on:

Mapping, geochemical surveys and drilling at La Colorada project (10,105 m at 49 holes of RC and 2,854 m at 10 holes of DDH) with a small additional resource defined. The results were such that no further exploration work is planned at this time at La Colorada.

El Alizar project, located 2 km W from La Arena. This project will be drilled the second half of 2014.

Carmen Project, located 11 Km NE from La Arena.

Rio Alto is actively exploring 27,340 hectares and evaluating third party projects around the La Arena.

Operations

Operations on site are currently exploiting the gold oxide reserve and are called the Gold Oxide Project. Ore has been mined from 2 open pits, Calaorco and Ethel, with the Ethel Open Pit now being exhausted. Ore is being truck dumped in 8 m lifts onto the dump leach pad, with no crushing or agglomeration required prior to irrigation. The open pits are (contract) mined by conventional drill and blast, load and haul methods. Pit benches have been increased from 6m to 8 m high in 2013. Loading is with 170 t face shovels and a fleet of predominantly 92t dump trucks.

The mining fleet has been reduced in 2013 from 4 fleets to 3 fleets (October 2013) as the majority of a major west wall cutback on the Calaorco Open Pit is well advanced and the waste to ore strip ratio has reduced. Also, the Ethel pit is complete. A quarterly summary of material movement for the project to date is presented in Table 1.6-1.

Table 1.6-1 As Mined Production (Truck Dry Tonnes) – Oxide Total

		Ore Mined			Waste	Total Tonnes
YEAR	Qtr	Tonnes (dT)	Au (g/t)	Ozs	Tonnes (dT)	Tonnes (dT)
2011	1	0	0.00	0	0	0
2011	2	551,098	0.54	9,538	788,974	1,340,072
2011	3	1,226,950	0.63	24,948	844,379	2,071,329
2011	4	1,885,704	1.14	69,061	2,549,018	4,434,722
2012	1	1,505,960	1.23	59,445	2,262,038	3,767,998
2012	2	1,820,213	1.05	61,221	2,016,694	3,836,907
2012	3	2,369,259	0.59	44,737	3,460,893	5,830,152
2012	4	2,571,532	0.63	51,725	5,213,822	7,785,354
2013	1	2,393,789	0.51	39,507	5,995,026	8,388,815
2013	2	3,034,844	0.65	63,055	6,242,967	9,277,811
2013	3	4,996,298	0.58	93,542	5,595,440	10,591,738
2013	4	3,386,206	0.66	72,119	5,163,924	8,550,130
TOTAL		25,741,853	0.71	588,898	40,133,174	65,875,028

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad. The plant currently has the capacity to treat 36,000 tpd of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electro winning cells where a cathode is used to produce a fine-grained precipitate.

The precipitate is filtered and dried at approximately 420oC which also evaporates the mercury which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

A quarterly summary of processing for the project to date is presented in Table 1.6-2.

Table 1.6-2 Leach Pad Vital Statistics – Oxide Total

		SURVEY ADJUSTED DUMPED ORE			IRRRIGATED ORE			RECOVERED OUNCES	CALCULATED RECOVERY (%)
Year	Quarter	Tonnes (TM)	Au gr/TM	Oz	Tonnes (TM)	Au gr/TM	Oz	Oz SMELTING
2011	1	0	0	0	0	0	0	0	0
2011	2	551,098	0.54	9,538	551,098	0.54	9,538	4,647	72
2011	3	1,047,103	0.69	23,136	1,047,103	0.69	23,136	14,722	73
2011	4	868,681	1.71	47,778	868,681	1.71	47,778	31,776	80
2012	1	1,289,483	1.37	56,966	1,289,483	1.37	56,966	56,222	83
2012	2	1,734,680	1.09	60,662	1,734,680	1.09	60,662	58,228	86
2012	3	2,369,259	0.59	44,736	2,369,259	0.59	44,736	47,129	90
2012	4	2,571,532	0.63	51,726	2,571,532	0.63	51,726	40,154	89
2013	1	2,284,185	0.51	37,385	2,284,185	0.51	37,385	36,539	90
2013	2	3,001,082	0.65	62,441	3,001,082	0.65	62,441	48,659	86
2013	3	4,477,240	0.62	89,287	4,477,240	0.62	89,287	59,574	83
2013	4	3,386,206	0.66	72,119	3,386,206	0.66	72,119	70,623	86
TOTAL		23,580,549	0.73	555,775	23,580,549	0.73	555,775	468,273	85

An accommodation camp, offices, workshops and warehouse exists to support the gold oxide operations. This infrastructure also supports the ongoing exploration program and the company´s community relation’s team that works closely with all of the stakeholders in the area.

Mineral Resource Estimate

This is a material update to the 2013 Gold Oxide Mineral Resource Estimate. No change has been made to the estimate for the Cu-Au Sulphide Mineral Resource Estimate as no new drilling has been completed. Refer to Section 6.3 – Previous Resources Estimates or the January 2013 Technical Report for the most recent Mineral Resource Estimate on the Sulphide Cu-Au material.

The gold oxide resource has been increased due to the following sources of additions:

  Reporting the oxide intrusive material, due to the completion of new metallurgical recovery test work.

  Including an estimate on the Calaorco Colluvium Deposit for the first time.

  Domaining the Tilsa (high grade) structures within the Calaorco Deposit.

  Including an estimate on the Astrid Deposit for the first time.

  Re-estimating the reminder of the bulk low grade domains with new blast hole data.

All estimation methods remain the same as the January 2013 Resource Estimate.

Composite lengths in the oxide domain have been increased to 8 m given this is now the minimum mining bench height. Upper cuts have not been applied to the gold oxide composites due to continued positive grade reconciliation as displayed in Table 1.7-1.

Table 1.7-1 Reconciliation of 2013 Resource Model – Oxide Total

	As Mined (Dry Tonnes)				Resource (Jan2013)			Variance to Resource
YEAR	Months	Tonnes	Au (g/t)	Ozs	Tonnes	Au (g/t)	Ozs	Tonnes	Au	Ozs
2011	1
2011	2	551,098	0.54	9,538	384,382	0.46	5,656	30%	15%	41%
2011	3	1,226,950	0.63	24,948	925,408	0.51	15,318	25%	19%	39%
2011	4	1,885,704	1.14	69,061	1,879,133	0.85	51,484	0%	25%	25%
Sub-Total 2011		3,663,751	0.88	103,548	3,188,922	0.71	72,458	13%	20%	30%
2012	1	1,505,960	1.23	59,445	1,582,166	1.13	57,268	-5%	8%	4%
2012	2	1,820,213	1.05	61,221	1,814,378	1.21	70,344	0%	-15%	-15%
2012	3	2,369,259	0.59	44,737	2,349,690	0.60	45,608	1%	-3%	-2%
2012	4	2,571,532	0.63	51,725	3,105,078	0.58	57,569	-21%	8%	-11%
Sub-Total 2012		8,266,965	0.82	217,128	8,851,312	0.81	230,789	-7%	1%	-6%
2013	1	2,393,789	0.51	39,507	2,411,096	0.50	39,033	-1%	2%	1%
2013	2	3,034,844	0.65	63,055	2,419,517	0.59	46,019	20%	8%	27%
2013	3	4,996,298	0.58	93,542	4,586,092	0.47	69,684	8%	19%	26%
2013	4	3,386,206	0.66	72,119	3,169,756	0.58	59,598	6%	12%	17%
Sub-Total 2013		13,811,137	0.60	268,223	12,586,461	0.53	214,334	9%	13%	20%
Grand Total		25,741,853	0.71	588,899	24,626,695	0.65	517,581	4%	8%	12%

The oxide mineral resource is open to the north-west and south-east and at depth. The resource was evaluated within an undiscounted and optimised Whittle pit shell using a US$1400 Au price and all other relevant costs and revenues for the project. The cut-off grade used was 0.07 g/t Au. The cut-off grade has dropped since January 2013 due to lower power costs and cyanide costs, and the inclusion of more near-surface material into the resource, when compared to the 2013 resource model. The Mineral Resources are summarised in Table 1.7-2.

Table 1.7-2 Mineral Resource – Oxide Total (In Situ as at December 31st 2013)

(Within Optimised Pit Shell 0.07 g/t Au cut-off)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (ppm)	Mo (ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	2	0.43	0.04	0.4	8.4	28
Indicated	98.2	0.41	0.04	0.5	8.5	1,299
Measured and Indicated	100.2	0.41	0.04	0.5	8.5	1,327
Inferred	0.3	0.2	.0.01	0.4	5.7	2

Mineral Reserve Estimate

Oxide Mineral Reserves have been updated as a result of material changes in the mine operations. The reasons for these material changes are:

  A major update to the Gold Oxide Mineral Resources.

  It has been confirmed that the Oxide Intrusive can be leached with economically acceptable recoveries when blended with other ore sources.

  Updated market parameters with price of gold at US$1,200/ounce.

  The cost and operating information gained from an additional year of commercial production of the gold oxide dump leach mine.

Oxide mineral reserves have been constrained to the final pit design based on an optimised pit shell. The Mineral Reserve has been estimated only with measured and indicated oxide mineral resources. The pit optimisation input parameters used are listed in Table 1.8-1.

Table 1.8-1 Pit optimisation input parameters

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost (direct & indirect)	$/t	2.99
Processing Parameters	Units	Value
Processing Cost Sediments	$/t	1.53
Processing Cost Intrusive	$/t	1.65
General & Administration Cost	$/t	1.69
Gold leaching recovery intrusive	%	82
Gold leaching recovery sediment	%	85
Economics Assumptions	Units	Value
Gold price	$/oz	1200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

The Oxide Mineral Reserve, based on the December 31, 2013 Measured and Indicated Resource only, is summarized in Table 1.8-2. All Inferred Resource was treated as waste.

Table 1.8-2 La Arena - Oxide Mineral Reserve (In Situ as at December 31, 2013)

(Within Pit Design, cut-off Grade: 0.07 g/t Au sediments and 0.1 g/t Au Intrusive)

Classification	Material Type	Tonnes (DMT)	Au g/t	Cu %	Ag g/t	Au (´000 oz)
Proven	Sediments	1.4	0.45	0.01	0.44	20
	Intrusive	0.2	0.38	0.26	0.34	3
Proven Stockpiled	LG stockpile	1.2	0.23	0.004	0.81	9
Total Proven	Total	2.8	0.35	0.03	0.59	32
Probable	Sediments	56.9	0.47	0.01	0.46	853
	Intrusive	16.5	0.32	0.14	0.37	172
Total Probable	Total	73.4	0.43	0.04	0.43	1,025
Proven and Probable	Sediments	58.2	0.47	0.01	0.48	873
	Intrusive	16.8	0.32	0.14	0.39	175
Proven Stockpile	LG stockpile	1.2	0.23	0	0.81	9
Total Proven and Probable	Total	76.2	0.43	0.04	0.47	1,056

Rounded numbers may not sum exactly
Allows for 98% mining recovery and 5% mining dilution
Mined surface at December 31, 2013

Intrusive ore hosted within the Oxides cannot be separated as a different ore type for processing, as it needs to be blended with Sediments in order to be leached effectively.

Colluvium material was excluded from the Mineral Reserve Statement due to the financial and operational benefits of not moving the road crossing the deposit in the medium term.

There has been no change to the Sulphide Mineral Reserves and the reader should reference Section 15 of the January 2013 Technical Report for a detailed explanation, or Section 6.4 of this report for the previous mineral reserves.

Further information on La Arena Project

La Arena Project - Accessibility, Climate, Local Resources, Infrastructure and Physiography is described in Section 5 of the December 2013 Technical Report.

La Arena Project - History is described in Section 6 of the December 2013 Technical Report.

La Arena Project - Geological Setting is described in Section 7 of the December 2013 Technical Report.

La Arena Project - Exploration is described in Section 9 of the December 2013 Technical Report.

La Arena Project - Mineralization is described in Section 7 of the December 2013 Technical Report.

La Arena Project - Drilling is described in Section 10 of the December 2013 Technical Report.

La Arena Project - Sampling and Analysis and Security of Samples are described in Section 11 of the December 2013 Technical Report.

La Arena Project - Mineral Resource and Reserve Estimates are described in Sections 14 and 15, respectively, of the December 2013 Technical Report.

La Arena Project - Mining Operations are described in Section 16 of the December 2013 Technical Report.

La Arena Project - contemplated exploration is described in Section 9 of the December 2013 Technical Report.

La Arena Project - contemplated development activities are described in subsection 21.1 of the December 2013 Technical Report.

Peruvian Taxation

The Peruvian mining tax system was revised in 2011. Rio Alto is subject to the revised system. The Peruvian tax system is described in subsection 22.2 of the December 2013 Technical Report.

Environmental Liabilities and Mine Closure Obligations

The Company is subject to the mine closure and re-meditation laws of Peru and has filed a mine closure plan as required by legislation. Peruvian environmental and mine closure legislation is described in subsections 4.3 and 4.5, respectively, of the December 2013 Technical Report.

Mineral Tenure and Status is described in subsection 4.2 of the December 2013 Technical Report.

RISK FACTORS

Overview

The Company's business consists of the exploration, development and exploitation of mineral properties and is subject to certain risks. Some of these risks apply to the mining industry in general and others that apply to La Arena Project. These risks could have a significant impact on the Company’s business, revenues, cash flows, earnings, financial condition, results of operations and prospects for the future.

This section describes the risks that the Company believes are most material to its business. This is not a complete list of the risks that the Company is subject to. There are other risks that the Company does not currently believe to be material that could become material in the future and other risks that are not presently known to the Company. The Company has systems and procedures in place to identify and manage these risks, but many of these risks are beyond the Company’s control and there is no assurance that the Company will be successful in preventing the harm that the Company could suffer should any of these events actually occur.

The risks described in this section and the other information contained and incorporated by reference in this Annual Information Form should be carefully considered by readers.

General Risk Factors

Risks inherent given the nature of mining, mineral exploration and development projects in general

Mining operations generally involve a high degree of risk. The Company's operations are subject to the hazards and risks normally encountered in the exploration, development and production of minerals, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development and mine start up projects have no operating history upon which to base estimates of future cash operating costs. For such projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated capital and operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash capital and operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. Because of these uncertainties, no assurance can be given that exploration programs will result in the identification or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Company has limited revenue history

The Company has a limited history of revenue from operations. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as costs related to consultants, personnel, operating supplies and equipment associated with advancing exploration, development and commercial production of the La Arena Project or other properties in which the Company has an interest increase. The development of the Company's properties will require the commitment of substantial resources to conduct time-consuming development. The Company commenced commercial production in January 2012, and recorded revenues during the years ended December 31, 2012 and 2013, however, there can be no assurance that the Company will continue to achieve profitability.

Liquidity concerns and future financings

The Company will require significant capital and incur operating expenditures in connection with the development of the La Arena Project or other properties in which the Company has an interest. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Disruptions in credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If future financing is not available to the Company when required, as a result of limited access to credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest the capital for the Company’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could cause the Company to postpone or slow down its development plans, forfeit rights in some or all of the Company's properties or reduce or terminate some or all of its activities.

Risks Relating to the Company’s Business

Changes in the market prices for gold, copper, other minerals and commodities, which in the past have fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability depends upon the world market price of gold, copper, other metals and oil. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals and oil are influenced by factors including:

  industrial and retail supply and demand;

  exchange rates;

  expectations with respect to inflation rates;

  interest rates;

  changes in global economies;

  confidence in the global monetary system;

  forward sales of gold, copper, other metals and oil by producers and speculators; and

  other global or regional political, social or economic events.

The supply of gold, copper and other metals consists of a combination of new mine production, recycled material and existing stocks held by governments, producers, speculators and consumers.

If the market prices for gold, copper or other metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, it may not be economically feasible to commence or continue production. This would materially and adversely affect production, profitability and the Company’s financial position. The Company may, depending on hedging practices, experience losses and may determine to discontinue operations or development of a project or mining at one or more of its properties. If the price of gold or copper declines significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Gold and copper prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold, copper and other metals are produced, a profitable market will exist for them. A decline in the market price of gold, copper or other minerals may also require the Company to write down its mineral properties which would have a material and adverse effect on its earnings and profitability and the Company’s ability to continue as a going concern. The Company does not hedge the price of metals or oil.

The Company has a limited operating history and there can be no assurance of its ability to operate its projects profitably.

The Company has a short history of producing metals from La Arena Gold Oxide Mine and no history of production from La Arena Sulphide Project. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities;

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and receipt of permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the La Arena Project. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations.

Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. The risks and hazards involved in mining include:

  environmental hazards;

  industrial accidents;

  labour disruptions;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  flooding;

  fires;

  metal losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

The Company’s operations may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future production activities.

Exploration on the Company’s existing exploration and mining tenements may prove unsuccessful. Mineable resources may become depleted resulting in a reduction of the value of those tenements and a diminution in the cash flow and cash reserves of the Company as well as possible relinquishment of the exploration and mining tenements.

The Company depends heavily on limited properties, and there can be no guarantee that the Company will successfully acquire additional commercially mineable mineral rights.

The La Arena Project accounts for the Company’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the La Arena Project such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

Risks Relating to the La Arena Project

There can be no assurance that the La Arena Project will be profitable.

The Company is primarily focused on the development of the La Arena Project and has commenced production in the La Arena Gold Oxide Mine. However, there can be no assurance that the La Arena Gold Oxide Mine will continue to be profitable.

Failure to meet production targets and cost estimates will affect the La Arena Project

Production costs on the La Arena Gold Oxide Mine may also be affected by increased stripping costs, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company’s ability to meet its obligations under the Gold Prepayment Facility, sales, profitability, cash flow and overall financial performance.

Regulatory Requirements and Permitting

The current and future operations of the Company, including exploration or development activities and commencement of production on its properties require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, water use, toxic substances, land use, environmental protection, mine safety, community involvement and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the construction of mining facilities and conduct of mining operations will be obtainable in a timely manner or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Company’s business is subject to potential political, social and economic instability in Peru

The Company’s mineral property interests are located in the Republic of Peru. For more than two decades Peru has made progress in restructuring its political institutions and revitalizing its economy. In previous decades Peru’s history was one of political and economic instability during which governments intervened in the national economy and social structure, including periodically imposing various controls the effects of which were to restrict the ability of both domestic and foreign companies to freely operate.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. There is also the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest. Roadblocks by members of local communities, unemployed people and unions can occur on national and provincial routes. The Company enjoys good relationships with the surrounding communities, but there is no assurance that such relationships will continue in the future.

Changes in Peruvian regulations could increase the Company’s operating costs

The Company’s ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which it has no control.

Social and community issues may affect operations

In recent years communities and non-governmental organizations ("NGO's") have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO's have taken such actions as road closures, work stoppages, and law suits for damages. These actions relate not only to current activities, but often in respect of decades old mining activities by prior owners of mining properties. Such actions by communities and NGO's may have a material adverse effect on the Company's financial position, cash flow and results of operations.

During the latter part of September 2011, a group of approximately thirty people from the communities within the La Arena Gold Oxide Mine’s area of influence illegally blockaded the entrance to the mine preventing workers from entering or leaving. As a result, nearly ten effective development and construction working days were lost during September. The loss of productive time pushed completion of the leach pad and process plant expansion from October into November and also delayed pit development with a corresponding loss of waste and ore production. During the blockade it became clear that certain individuals had misinformed members of the community and had made unfounded accusations about the Company in order to further their own personal ambitions. Once a proper dialogue was re-established the blockade dissolved peacefully.

In late May 2013, a group from the communities in the province of Sanchez Carrion-La Libertad declared an indefinite blockade on all the public access roads in the area. They were protesting the Peruvian judicial system, the local district attorney and the state police force. The La Arena Gold Oxide Mine was able to function normally due to a back-up of fuel supplies; however, in early June 2013, mining and civil construction had to cease for 3 days, due to a reduction of fuel stocks.

Currency fluctuations may affect the costs of doing business

The Company’s activities and principal business office is located in Peru. Gold, copper and other metals are sold in international markets at prices denominated in USD. However, some of the costs associated with the Company’s activities in Peru may be denominated in currencies not directly related to the USD cost. Any appreciation of these currencies vis a vis the USD could increase the Company’s cost of doing business. In addition, the USD is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not currently utilize hedging programs to mitigate the effect of currency movements.

Mineral resource and mineral reserve estimates may be inaccurate

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimates are a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between management's assumptions, including economic assumptions such as metal prices, market conditions and actual events could have a material adverse effect on the Company's mineral reserve estimates, financial position and results of operations.

Environmental, health and safety regulation and enforcement will affect the Company’s activities

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental, health and safety legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Title to property interests may be unreliable

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. These properties may be subject to prior unregistered agreements, interests or other land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates.

Title to mineral interests in some jurisdictions, is often not susceptible of determination without incurring substantial expense. In accordance with industry practice, the Company conducts such title reviews in connection with its properties as it believes are commensurate with the value of such properties.

Uninsured risks exist and may affect certain values

The Company maintains insurance to cover normal business risks. In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including explosions, rock bursts, cave-ins, fire and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares.

Key-Man performance and liability insurance factors should be considered

The success of the Company will be largely dependent upon the performance of its key officers. The Company has not, as yet, purchased any "key-man" insurance with respect to any of its directors, officers, key employees and has no current plans to do so.

Although the Company obtains liability insurance in an amount which management considers adequate, the nature of the risks for mining companies is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

The Company’s Operations in Peru

La Arena Project is located in Peru. As in any jurisdiction, mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry or political instability. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance, as, for 20 years now, the Peruvian economy is very much a market ruled economy. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Peru as a developing country may make it more difficult to obtain any required exploration financing for projects. The effect of all of these factors cannot be accurately predicted. There are risks relating to an uncertain or unpredictable political environment in Peru.

Foreign Subsidiaries

The Company conducts operations through foreign (Peruvian) subsidiaries, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Competition could have material adverse effects

The Company competes with many other companies that have substantially greater resources. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund the Company's operations and develop its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operations and business.

Dependence on outside parties and their performance are a factor

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If parties whose work is relied upon are negligent or whose work is deficient or is not completed in a timely manner, it could have a material adverse effect on the Company.

Ability to attract and retain qualified personnel will determine the Company’s success

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Availability of reasonably priced raw materials and mining equipment

The Company will require a variety of materials in its business as well as a wide variety of mining equipment. To the extent these materials or equipment are unavailable or available only at significantly increased prices, the Company's production and financial performance could be adversely impacted.

Share price fluctuations will likely occur

The market price of securities of many companies, particularly development stage and start up companies, experience wide fluctuations in price that are not necessarily related to the operating performance or the underlying asset values of prospects of such companies. There can be no assurance that fluctuations in the Common Share price will not occur.

Dilution and future sales of Common Shares will be at the discretion of the Company

The Company may issue additional shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series and shareholders will have no pre-emptive rights in connection with further issuances. The directors of the Company have the discretion to determine the provisions attaching to any series of preferred shares and the price and terms of further issuances of Common Shares.

Dividends may not be payable

The future payment of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the Company’s financial condition and other factors, which the Board of Directors may consider appropriate in the circumstances. The Company has not paid any dividends since its inception and it is not anticipated that dividends will be paid in the immediate or foreseeable future.

Conflicts of interest may arise

There are potential conflicts of interest to which the directors and officers of the Company may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged in the mining industry, and situations may arise where such directors and officers interests’ could be in conflict with those of the Company. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies applicable under, the ABCA, and the applicable statutes of the jurisdictions of the Company of the Company's subsidiaries.

DIVIDENDS

The Company has no dividend policy. No dividends have been declared in the three most recently completed financial years of the Company. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions existing at the relevant time.

CAPITAL STRUCTURE

General Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. No Preferred Shares have been issued. As at December 31, 2013, 176,767,682 Common Shares were issued and outstanding as fully paid and non-assessable shares and no Preferred Shares were issued and outstanding. At the Effective Date, there are 176,987,682 Common Shares issued and outstanding as fully paid and non-assessable shares.

Common Shares

The holders of the Common Shares are entitled to receive notice of and attend any meeting of the Company's shareholders and are entitled to one vote for each Common Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attaching to any other class of shares, the holders of the Common Shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Company and are entitled to receive the remaining property upon liquidation of the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the Board of Directors of the Company, who may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. As at the date hereof, there are no Preferred Shares issued and outstanding. The Preferred Shares of each series shall, with respect to dividends, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences and priorities over the Common Shares and any other shares of the Company ranking junior to such series of Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed and posted for trading on the TSX under the stock market symbol "RIO". The following table sets forth the price range (high and low) of the Common Shares and volume traded on the TSX for the periods indicated.

	Price (C$)
	High	Low	Volume
January 2013	$5.64	$5.07	432,500
February 2013	$5.42	$4.43	673,700
March 2013	$4.94	$4.15	438,700
April 2013	$4.70	$3.37	657,700
May 2013	$3.80	$2.85	482,600
June 2013	$3.15	$1.75	661,600
July 2013	$2.44	$1.84	573,100
August 2013	$3.06	$2.14	509,900
September 2013	$2.87	$2.00	521,000
October 2013	$2.04	$1.68	628,000
November 2013	$1.85	$1.52	720,800
December 2013	$1.78	$1.33	997,500

The Common Shares of the Company have been listed and posted for trading on the Bolsa de Valores de Lima since October 28, 2009, with no trades occurring in October 2009. The following table sets forth the price range (high and low) of the Common Shares in U.S. dollars and volume traded on the Bolsa de Valores de Lima for the periods indicated.

	Price (US$)
	High	Low	Volume
January 2013	$5.40	$5.31	98,746
February 2013	$5.03	$4.93	129,017
March 2013	$4.57	$4.41	125,917
April 2013	$4.06	$3.89	189,891
May 2013	$3.27	$3.16	124,735
June 2013	$2.36	$2.26	147,841
July 2013	$2.08	$2.01	80,442
August 2013	$2.59	$2.48	113,394
September 2013	$2.29	$2.21	123,103
October 2013	$1.83	$1.77	174,010
November 2013	$1.63	$1.58	168,321
December 2013	$1.43	$1.38	101,256

The Common Shares of the Company have been listed and posted for trading on the New York Stock Exchange since December 21, 2012.

	Price (US$)
	High	Low	Volume
January 2013	$5.72	$5.14	18,100
February 2013	$5.44	$4.34	43,200
March 2013	$4.84	$4.04	80,200
April 2013	$4.60	$3.26	77,600
May 2013	$3.78	$2.78	82,800
June 2013	$3.03	$1.68	158,800
July 2013	$2.35	$1.73	95,000
August 2013	$2.90	$2.06	66,300
September 2013	$2.70	$1.94	56,800
October 2013	$2.00	$1.62	111,500
November 2013	$1.77	$1.43	121,600
December 2013	$1.68	$1.26	171,800

The following table summarizes the issuances of securities convertible into Common Shares for the financial year ended December 31, 2013.

Prior Sales

Date of Issuance	Securities	Number of Securities	Price per Security
October 22, 2013	Stock Options	950,000(1)	Not Applicable

(1)

These options were issued to a key member of management, the Directors of the Company, as well as the corporate secretary. The exercise price is $2.12CDN per Common Share and the expiration date is October 23, 2018.

All options were granted under the Company's Stock Option Plan approved by shareholders of the Company on September 28, 2011.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the names and municipalities of residence of the current directors and executive officers of the Company, their respective positions and offices with the Company and date first appointed or elected as a director and/or executive officer and their principal occupation(s) within the past five years.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Klaus Zeitler(2) West Vancouver, BC, Canada	Chairman and a Director since June 25, 2009	Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies
Alexander Black(3) San Isidro, Lima, Peru	Chief Executive Officer since January 23, 2012, and a Director since June 25, 2009 and President since June 2, 2010(4)
Mr. Black lives in Lima, Peru and has 33 years’ experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Anthony Hawkshaw Vancouver, BC, Canada	Chief Financial Officer and a Director since June 25, 2009	Anthony Hawkshaw was a Chartered Accountant for 29 years and holds a Bachelor Degree in Business Management from the Ryerson University in Toronto. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2005, Mr. Hawkshaw was the CFO of Chariot Resources Limited. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 30 years’ experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form throughout the world and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies. Mr. Hawkshaw is currently a director of Southern Legacy Minerals Inc. and was an initial investor, director and Chief Financial Officer of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).
Roger Norwich(1)(2) St. Magloire, Sark, Channel Islands	Director since May 2007	Dr. Roger Norwich a dual graduate of Manchester University worked as an oil exploration Geologist for Texaco after graduation and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin. Having served as Chairman of a London AIM listed oil and gas exploration company he was a founding Director of TSXV listed Mexican Silver Mines and subsequent to the take over and merger with Rio Alto Mining has remained on the Board as an Independent Director. Dr. Norwich is non-Executive Chairman of Grupo Minero Panuco based in Mexico with extensive Copper, Gold and Molybdenum production assets. In June 2011 he joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal production for the electronics industry especially nanocopper and nanosilver.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Drago Kisic(1) (3) Lima, Peru	Director since March 15, 2010	Drago Kisic Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B- Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero- Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of Banco Central de Reserva del Perú, Unacem (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey (textile related companies), Clinica Médica Cayetano Heredia and Obrainsa. Currently, President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was member of the board of Banco Financiero, advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.
Victor Gobitz(3) Lima, Peru	Director since March 8, 2011, Chief Operating Officer between February 1, 2012 and June 30, 2013	Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Master’s degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Board of Directors of another public mining company listed on Bolsa de Valores de Lima, Castrovirreyna Compañía Minera. Mr. Gobitz has been Director of Volcan Compañía Minera and Sociedad Nacional de Minería, Energía y Petróleo (SNMPE) and has extensive experience in the startup and expansion of mining projects and currently is Director of the Peruvian Mining Safety Institute (ISEM) and Member of the Board of the Peruvian Corps of Engineers – Chapter of Mining Engineers (CIP). Currently Mr. Gobitz is the CEO of Compañia Minera Milpo

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Sidney Robinson(2) Toronto, Ontario, Canada	Director since March 8, 2011	Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. In his practice, Sidney acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the Toronto Stock Exchange, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc. He has served on the Boards of Directors of a number of public and private Canadian and U.S. companies including the Boards of Directors of AGIP Canada Ltd., BMW Canada Inc., C.I. Fund Management Inc., Loring Ward International Inc., Inmet Mining Corporation, Purolator Courier Ltd. and Pelmorex Media Inc. (The Weather Network).
Ram Ramachandran (1) Toronto, Ontario, Canada	Director since May 11, 2011	Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 12 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran's contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service currently available through the CICA's Knotia website. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran was also a member of the OSC's Continuous Disclosure Advisory Committee (2004-2007) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales. Mr. Ramachandran originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee
(3)	Member of Health, Safety and Community Committee.
(4)	Alex Black Served as Chief Operating Officer from June 25, 2009 to January 23, 2012

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly or exercised control or direction over, 12,428,846 Common Shares or approximately 7.03% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, within 10 years before the date hereof, has been, a director or executive officer of any corporation that, while that person was acting in that capacity:

1.	was the subject of a cease trade or similar order, or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

2.

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.

within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Ramachandran was a director of Century Mining Corporation (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30, 2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver to the assets of Century.

Personal Bankruptcies:

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties or Sanctions:

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

1.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Audit Committee

The composition of the Audit Committee is as follows.

Mr. Drago Kisic is both financially literate and independent. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Peru and a Masters of Philosophy degree from Oxford University. He serves as a director of the Central Bank of Peru and is a director of several companies, and has been the President of the Peruvian securities and companies’ regulatory authority, a Vice-President of the Lima Stock Exchange, and an advisor to the Executive Director of the World Bank. Mr. Kisic was the founding partner and is a director of MACROCONSULT and MARCOINVEST and as such has worked with a number of international banks to advise the Peruvian Government during its privatization process for mining companies and telephone and telecommunications companies. Mr. Kisic’s education and business experience provides him with an understanding of the accounting principles used by the Company to prepare its consolidated financial statements and to access the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. His experience also includes an understanding of internal control procedures for financial reporting and an ability to analyze and evaluate financial statements with a level of complexity comparable to the breadth and level of complexity involved in the preparation of the Company’s financial statements.

Dr. Roger Norwich is independent and financially literate. Dr. Norwich has been a director of numerous reporting issuers and has experience in the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

Mr. Ram Ramachandran is the Chairman of the Audit Committee and is independent and financially literate. Mr. Ramachandran is currently the Chief Financial Officer of a TSX listed company and a TSXV listed company and has over 25 years of financial reporting experience in a multitude of capacities.

The Audit Committee has procedures requiring that certain non-audit services be pre-approved. Such procedures are set out in the text of the Audit Committee Charter attached as Schedule A to this Annual Information Form.

The aggregate fees billed by the Company’s external auditors in each of the three fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended	Audit Related	Taxation Related	Other	Total
31-Dec-11	$308,273	$9,379	$0	$317,652
31-Dec-12	$372,772	$20,662	$0	$393,434
31-Dec-13	$288,176	$0	$106,863	$395,039

Conflicts of Interest

Certain directors and officers of the Company and its subsidiaries are associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of the Company’s knowledge, there were no legal proceedings during the year ended December 31, 2013, to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated during the financial year ended December 31, 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the Common Shares or any associate or affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

AUDITORS

The Company's auditors are Grant Thornton LLP, at its Vancouver office located at 333 Seymour Street, Vancouver, BC, V6B 0A4. Grant Thornton LLP was appointed as auditor of the Company on October 26, 2010.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Investor Services Inc. at its Vancouver office located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

The Company’s co-transfer agent and registrar is Computershare Trust Company, Inc. at its Golden, Colorado office, located at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

MATERIAL CONTRACTS

Other than contracts which were entered into in the ordinary course of business, the only contract the Company has entered into the following material contracts during the most recently completed financial year ended December 31, 2013 or before the most recently completed financial year but that are still in effect is the Gold Prepayment Facility.

The Gold Prepayment Facility was increased by $25 million on October 21, 2011. Settlement of the $25 million increase in the Prepayment Facility will be by delivery of 24,512 ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted Red Kite a charge over substantially all of the Company’s assets. The Company paid cash fees for arranging the financing of $750,000, for deferral of deliveries of $312,500 and a $100,000 fee for the waiver of certain conditions in the Prepayment Facility.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Corporation during, or related to, the Corporation’s most recently completed financial year other than MP Peru SAC, Enrique Garay, Ian Dreyer, Marek Mroczek, Greg Lane, Mark E. Smith, Linton Kirk, Chris Kaye and Grant Thornton LLP.

As at the date of hereof, MP Peru SAC, Ian Dreyer, Marek Mroczek, Greg Lane, Mark E. Smith, Linton Kirk and Chris Kaye did not beneficially own any Common Shares of the Company. Enrique Garay, Vice President Geology of the Company, beneficially owns, directly or indirectly, less than 1% of the outstanding Common Shares and 225,000 stock options.

As at the date of hereof, the partners and associates of Grant Thornton LLP, Chartered Accountants, the external auditors of the Corporation, as a group, did not beneficially own any of the Company’s outstanding Common Shares and are independent in accordance with the auditors’ rules of professional conduct in Canada.

Daniel Kenney, the Corporate Secretary of the Company, is a lawyer at Davis LLP, which law firm provides legal services to the Company. As of the date hereof, the associates and partners of Davis LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares. Daniel Kenney holds 565,000 stock options.

ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans will be contained in the Company's Management Information Circular and Proxy Statement for its annual meeting of shareholders to be held on May 12, 2014 and in the Company's Management Information Circular and Proxy Statement for the annual meeting of shareholders held on May 31, 2013. Additional financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the financial year ended December 31, 2013, which are available on SEDAR and EDGAR.

Copies of the foregoing documents and this Annual Information Form and any document, incorporated by reference in this Annual Information Form may be obtained by accessing SEDAR and EDGAR.

SCHEDULE A

AUDIT COMMITTEE CHARTER

1.	Role and Objective

The Audit Committee (the “Committee”) is a committee of the Board of Directors of the Corporation to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board of Director approval, the audited financial reports and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

• To assist Directors to meet their responsibilities in respect of the preparation and disclosure of the financial reports of the Corporation and related matters.

• Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

• To ensure the external auditors' independence and review and appraise their performance.

• To increase the credibility and objectivity of financial reports.

• To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

2.	Composition

The Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of which members will be independent (within the meaning of National Instrument 52-110 Audit Committees) unless the Board determines to rely on an exemption in NI 52-110. “Independent” generally means free from any business or other direct or indirect material relationship with the Corporation that could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment.

The Secretary to the Board shall act as Secretary of the Committee.

A quorum shall be a majority of the members of the Committee.

All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

3.	Meetings

The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

The Chief Executive Officer and the Chief Financial Officer or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

The Controller, Treasurer and/or such other staff as appropriate to provide information to the Committee shall attend meetings upon invitation by the Committee.

4.	Mandate and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

(A)	undertake annually a review of this mandate and make recommendations to the Corporate Governance and Compensation Committee as to proposed changes;

(B)	satisfy itself on behalf of the Board with respect to the Corporation's internal control systems, including, where applicable, relating to derivative instruments:

(1)	identifying, monitoring and mitigating business risks; and

(2)	ensuring compliance with legal and regulatory requirements;

(C)

review the Corporation's financial reports, MD&A, any annual earnings, interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors; the process should include but not be limited to:

(1)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial reports;

(2)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(3)	reviewing accounting treatment of unusual or non-recurring transactions;

(4)	ascertaining compliance with covenants under loan agreements;

(5)	reviewing financial reporting relating to asset retirement obligations;

(6)	reviewing disclosure requirements for commitments and contingencies;

(7)	reviewing adjustments raised by the external auditors, whether or not included in the financial reports;

(8)	reviewing unresolved differences between management and the external auditors;

(9)	obtain explanations of significant variances with comparative reporting periods; and

(10)	determine through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed;

(D)

review the financial reports and related information included in prospectuses, management discussion and analysis (MD&A), information circular-proxy statements and annual information forms (AIF), prior to Board approval;

(E)	with respect to the appointment of external auditors by the Board:

(1)	require the external auditors to report directly to the Committee;

(2)	review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation;

(3)

obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation and confirming their independence from the Corporation;

(4)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(5)

be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(6)	review management's recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

(7)	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors' fees;

(8)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(9)	take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors;

(10)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial reports;

(F)	review all public disclosure containing audited or unaudited financial information before release;

(G)	review financial reporting relating to risk exposure;

(H)

satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information from the Corporation's financial reports and periodically assess the adequacy of those procedures;

(I)	review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

(J)	review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Corporation and its subsidiaries;

(K)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors and consider the impact on the independence of the auditors; The pre-approval requirement is waived with respect to the provision of non-audit services if:

(1)

the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent (5%) of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(2)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(3)

such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

(L)	review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it;

(M)	with respect to the financial reporting process:

(1)	in consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external;

(2)	consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting;

(3)	consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management;

(4)	review significant judgments made by management in the preparation of the financial reports and the view of the external auditors as to appropriateness of such judgments;

(5)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(6)	review any significant disagreement among management and the external auditors regarding financial reporting;

(7)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(8)	review the certification process;

(9)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(10)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

5.	Authority

Following each meeting, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting after a meeting is held (these may still be in draft form).

Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.